JOINT VENTURE FRAMEWORK AGREEMENT

BETWEEN

UNITED STATES RENEWABLE ENERGY GROUP WIND PARTNERS I, LLC

AND

SHENYANG POWER GROUP COMPANY LIMITED

Dated as of October 29, 2009

Joint Venture Framework Agreement

This is a Joint Venture Framework Agreement (together with all Attachments and Exhibits and amendments to it, this "Agreement") between United States Renewable Energy Group Wind Partners I LLC, a Delaware limited liability company ("USREG Wind"), and Shenyang Power Group Company Limited, a Chinese company ("Shenyang"), dated as of October 29, 2009 (the "Initial Effective Date").

RECITALS

A.           USREG Wind and Shenyang have agreed to create a joint venture that will design, develop, manage and operate one of the world's premier wind energy power plants to be located in west Texas with an eventual capacity of approximately 600MW. The joint venture will benefit from positive trends in the renewable energy industry, including the economic efficiency and acceleration of Shenyang developments in the wind turbine technology that make renewable energy generation increasingly reliable and competitive.

B.           USREG Wind and Shenyang desire to form a joint venture as a Delaware limited liability company for the development, production and distribution of renewable energy.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual promises contained in this Agreement (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Defined Terms

The following terms shall have the following meanings during the Term:

Agreement has the meaning given in the opening paragraph.

Alternate Transaction has the meaning given in Section 3.2.2.

Business Day means any day other than Saturday, Sunday or any public or legal holiday, whether federal or state, in the place in which a duty or obligation is to be performed.

Capital Contributions has the meaning given in Section 1.6.

Confidential Information has the meaning given in Section 3.7.1.

Consultant Information has the meaning given in Section 2.1.2.

Construction Contract has the meaning given in Section 1.10.

Construction Contractor has the meaning given in Section 1.10.

Deadline has the meaning given in Section 3.2.1.

Definitive Agreements has the meaning given in Section 1.1.

Financing has the meaning given in Section 1.9.1.

Initial Effective Date has the meaning given in the opening paragraph.

Limited Liability Company Agreement has the meaning given in Section 1.1.1.

Management Committee has the meaning given in Section 1.5.1.

Ownership Percentages has the meaning given in Section 1.4.

Party means USREG Wind or Shenyang, and Parties means USREG Wind and Shenyang.

Project means one or more wind energy facilities with an approximately 600 MW capacity in total to be constructed in Texas.

Project Company has the meaning given in Section 1.3.

Representatives shall include the shareholders, directors, officers, employees, agents, subcontractors and representatives of either Party who are directly concerned with this Agreement and the potential Project and other transactions contemplated herein.

Shenyang Capital Contribution has the meaning given in Section 1.6.2.

Shenyang has the meaning given in the opening paragraph.

Site has the meaning given in Section 2.2.1.

Soft Costs means all documented, actual and reasonable costs and expenses incurred by or on behalf of USREG Wind for the development of the Project, which would include costs and expenses paid to third-party consultants, engineers, technical advisors and other professionals only for the pre-construction development of the Project and shall not include general administrative costs or legal costs for advice rendered to USREG Wind for its own position.

Term means the period beginning upon the Initial Effective Date and ending upon the Termination Date.

Termination Date has the meaning given in Section 3.2.1.

Turbine Supplier has the meaning given in Section 1.10.

Turbine Supply Agreement has the meaning given in Section 1.10.

USREG Wind has the meaning given in the opening paragraph.

USREG Wind Capital Contribution has the meaning given in Section 1.6.1(b).

ARTICLE 1.

PRELIMINARY TERMS OF JOINT VENTURE

1.1           Summary of Preliminary Terms.  USREG Wind and Shenyang agree, during the Term, to perform certain due diligence activities specified in Articles 2 and 3 of this Agreement and use commercially reasonable efforts to negotiate or cause to be negotiated in good faith the form and substance of the definitive agreements for the Project.  These agreements (the "Definitive Agreements") shall include, but not be limited to:

1.1.1      the limited liability company agreement of the Project Company (the "Limited Liability Company Agreement"), which shall be substantially similar in form to the document attached here to as Exhibit C, as such provisions may be further negotiated and revised by the mutual agreement of USREG Wind and Shenyang on the basis of the terms proposed in this Article 1;

1.1.2      the Turbine Supply Agreement (as defined herein);

1.1.3      the Construction Contract (as defined herein);

1.1.4      the real estate agreements specified in Section 1.6.1; and

1.1.5      any other related document agreed in writing by the Parties to be a "Definitive Agreement" during the Term.

1.2           Definitive Agreements.  The Definitive Agreements shall set out the full agreement between the Parties including the terms applicable under this Agreement, and shall substantially embody the proposed terms and conditions set forth in this Agreement, which are non-binding and for discussion purposes only, and other customary and mutually agreed upon terms.  The only provisions of this Agreement that are binding upon and enforceable against the Parties are the terms of Section 1.1 and Articles 2 and 3.

The Parties acknowledge and agree that the Limited Liability Company Agreement sets forth only a non-binding statement of intention with respect to the Limited Liability Agreement, does not contain all matters upon which an agreement bust be reached with respect to the Limited Liability Company Agreement, and does not constitute a binding contract or agreement of the Parties with respect to the Limited Liability Agreement and such provisions shall not be binding upon the Parties or create any legal obligations or rights.

1.3           Project Company.  The Parties would form or cause to be formed a Delaware limited liability company which will directly own 100% of the Project (the "Project Company").  The name of the Project Company shall be mutually agreed upon by the Parties.  Not all of the real property interests comprising the Project are contiguous blocks of land.

1.4           Ownership Percentages.  The relative equity ownership percentages in the Project Company shall be 49% held by Shenyang and 51% held by USREG Wind (the respective "Ownership Percentages"); provided, however, that the ownership structure of the Project Company shall be optimized for tax and accounting purposes for each Party.  It is expected that, subject to Sections 1.9 and 1.12, allocations of all profits and losses and cash flows from the Project Company will be allocated to the Parties in accordance with their respective Ownership Percentages, it being understood that upon any dissolution or other winding up of the Project Company, each of the Parties shall be entitled to the return of any balance in such Party's capital account.

1.5           Management.

1.5.1      The Parties shall define their respective development and project management roles in the Project, acting through a management committee which will govern their common interests in the Project (the "Management Committee").  The Parties shall jointly agree to the formation, structure and operation of the Management Committee.  It is expected that USREG Wind will, through the Management Committee, make all ordinary business decisions regarding the development and management of the Project, but that Shenyang will maintain veto rights over major and extraordinary decisions affecting the Project, the Project Company or the Parties' respective equity interests.

1.6           Contributions.  The Parties will specify an initial capital contribution date on which each Party will contribute capital, either in cash or as an in-kind contribution, equal to an agreed-upon dollar valuation, but prior to the Deadline.  The Parties agree that their respective initial capital contributions (collectively, the "Capital Contributions") shall be as follows upon execution of the Definitive Agreements:

1.6.1      In exchange for its Ownership Percentage, USREG Wind's capital contribution shall be to cause:

(a)           the landowners of the real estate to be used for the Project to transfer by warranty deed or enter into long term lease or easement agreements with the Project Company for all rights necessary for the siting, construction and operation of the Project; and

(b)           the assignment and transfer to the Project Company of all project rights, beneficial contracts, permits, permit applications and Consultant Information (as defined herein) related to the Project (subclauses 1.61(a) and (b) collectively referred to hereinafter as the "USREG Wind Capital Contribution").

1.6.2      In exchange for its Ownership Percentage, Shenyang shall pay US$40,000,000 (the "Shenyang Capital Contribution") into the Project Company.

1.7           Project Plan and Budget.  USREG Wind shall prepare a business plan and budget for the development, construction and operation of the Project consistent with customary wind project management practices, subject to the review and approval of Shenyang.  Payments and distributions by the Project Company from the Shenyang Capital Contribution shall be made only in accordance with such approved budget.  The initial business plan and budget shall be prepared by mutual agreement of the Parties prior to the execution of, and included in, the relevant Definitive Agreement, which may be revised from time to time by the Parties in accordance with such Definitive Agreement.  The business plan and budget shall include, but not be limited to, the following:

1.7.1      a preliminary estimate of the sources and uses of funds for the Project;

1.7.2      financial models to evaluate project economics;

1.7.3      power pricing projections and power marketing strategies for (i) merchant power sales or (ii) long-term power purchase agreements with utilities;

1.7.4      equipment and construction capital costs of the Project;

1.7.5      Soft Costs for the development of the Project; and

1.7.6      projections for operating costs of the Project.

USREG Wind's initial proposed spend plan for the Project Company is attached as Exhibit A.

1.8           Limitations on Additional Capital Contributions.  Except for the Capital Contributions, the Parties agree that no further contribution of capital to the Project Company shall be permitted under the Definitive Agreements without the affirmative vote of each Party.  The Project Company will also be prohibited from incurring unfunded obligations without the affirmative vote of both Parties.

1.9           Project Financing.

1.9.1      The Parties expect that all capital costs of the Project (including all costs for turbine and other equipment supply, construction services and other capital expenditures for the Project) would be financed with contributed equity capital plus the proceeds of third party debt financing ("Financing").  The Financing may be made available in two stages: first, to pay for turbine procurements, and second, to pay for construction services.  Purchase orders under the Turbine Supply Agreement and the Construction Contract shall be staged accordingly; provided, that the initial purchase order under the Turbine Supply Agreement shall be for US$75,000,000 worth of turbines.  Shenyang would use its reasonable efforts to introduce potential Chinese lending sources to USREG Wind and the Project Company for the purposes of obtaining the Financing, the proceeds of which may be funded into Shenyang, as borrower, which will in turn contribute such capital or lend such funds into the Project Company for it to pay the capital costs of the Project.  The Project Company may also apply for a U.S. Department of Energy renewable energy project loan guaranty and seek out non-Chinese Financing sources.

1.9.2      The Parties acknowledge and agree that the structure of the Financing would be optimized for tax and accounting purposes for each Party.

1.10           Equipment Supply and Construction.  The Parties would determine their respective roles with respect to the procurement of engineering services, turbine and related equipment, and construction and installation services for the Project.  It is expected that the Project Company would enter into a Turbine Supply Agreement (the "Turbine Supply Agreement") with Shenyang (Ruixiang) Lucky Wind Power Equipments Company Limited, a Chinese company ("Turbine Supplier") and a turn-key construction, erection,  testing and commissioning services contract (the "Construction Contract") with Liaoning GaoKe Energy Group Company Limited, a Chinese company ("Construction Contractor") for all of the turbine supply and construction requirements of the Project.  It is also expected that Construction Contractor may subcontract certain services to Cielo Wind Services, Inc. or affiliate thereof, to be determined by the Parties.  The obligations of the Turbine Supplier and the Construction Contractor under the Turbine Supply Agreement and the Construction Contract to manufacture or deliver any equipment or services would be subject to the Project Company first obtaining the Financing to pay for all amounts that would be required under such contracts.  If the Financing has not been secured, then the Turbine Supply Agreement and the Construction Contract shall terminate, and no party thereto shall have any further obligations thereunder (including, but not limited to, any payment obligation on the part of the Project Company).

1.11           Permitting.  The Parties would determine their respective roles with respect to obtaining and keeping in force each permit, license and approval required for the construction and operation of the Project.  It is expected that USREG Wind will be primarily responsible for enabling the Project Company to obtain and maintain all necessary local, state and federal environmental and regulatory permits, and will transfer or cause to be transferred to the Project Company all permits and permit applications existing at the time of the execution of the Definitive Agreements.

1.12           Dissolution.  If the Parties have not made their respective Capital Contributions, secured the Financing, or the Project is not otherwise ready to commence construction on or before the thirty (30) month anniversary of the date of the execution and delivery of the Definitive Agreements, then the Parties agree that the Project Company shall be dissolved and (i) the USREG Wind Capital Contribution shall be returned to USREG Wind, (ii) the unused portion of the Shenyang Capital Contribution shall be returned to Shenyang and (iii) all other assets of the Project Company shall be returned to the Parties in accordance with their respective capital account balances.

ARTICLE 2.

DUE DILIGENCE ACTIVITIES

During the Term, the Parties shall perform and undertake to perform the activities stated in this Article 2.

2.1           Due Diligence Review.  Promptly following the execution and mutual delivery of this Agreement and until the Termination Date (as defined herein):

2.1.1      USREG Wind shall provide to Shenyang and its Representatives all reports, studies, legal documents, and other relevant data and information regarding the Project that it has developed to date, including but not limited to the Preliminary Climatic Condition Report for the Proposed Wind Project at West Texas, USA and the turbine request for pricing attached hereto as Exhibit B.  USREG Wind acknowledges that, as part of Shenyang's diligence, Shenyang needs to be satisfied with its due diligence review of real estate, wind resources, permitting, environmental condition of the Site and interconnection and transmission conditions affecting the Project.

2.1.2      USREG Wind shall provide Shenyang a copy of each consulting contract that it has entered into or will enter into on behalf of the Project and all material correspondence, reports, conclusions, studies, invoices and notices of claims involving the Project, as and when the same are received (or delivered) by USREG Wind (all of which constitute the "Consultant Information").  USREG Wind shall direct that each relevant contractor for the Project permits USREG Wind to freely share the Consultant Information with Shenyang in Shenyang's capacity as a potential Project investor, subject to the confidentiality provisions set forth in Section 3.7 of this Agreement.

2.1.3      During the Term, USREG Wind shall continue to provide Shenyang with access, upon reasonable prior notice, to all Consultant Information and all other information as USREG Wind may reasonably request in connection with Shenyang's evaluation of the Project and the other transactions contemplated hereby, including, without limitation, technical and legal documents, records, reports and financial information in connection with USREG Wind and the Project.

2.1.4      USREG Wind shall provide Shenyang with reasonable access to designated employees, directors, officers or other Representatives of USREG Wind having knowledge of the Project and the other transactions contemplated hereby in order to facilitate Shenyang's due diligence review.

2.2           Consultant Reports.  The Parties expect that, promptly following the execution and delivery of the Definitive Agreements, and to the extent that Shenyang determines that such information is necessary to supplement information already available to Shenyang, USREG Wind will engage the necessary third party consultants and advisors for the Project to further develop the data provided or to be provided in accordance with Section 2.1 and to provide the following assessments and reports (to the extent not provided as of the Initial Effective Date) to Shenyang within one hundred and twenty (120) days after the execution and delivery of the Definitive Agreements:

2.2.1      a preliminary study of the wind resources available for the Project, prepared by an independent and qualified wind engineer based on at least two years' wind performance data.  The wind engineer shall also propose preliminary site locations for the wind turbine towers and related facilities for the Project (the "Site") based on the results of such study and consultations with the Turbine Supplier;

2.2.2      a survey of the relevant real property by an independent and qualified wind project site surveyor.  The survey will, among other things, (i) determine the legal rights to the Site of landowners expected to enter into lease agreements with the Project Company, (ii) propose a specific initial site plan for the Project and (iii) identify any necessary easements or related rights necessary the siting, construction and operation of the Project and as determined by the Parties;

2.2.3      an assessment by an independent and qualified real estate appraiser to assess the approximate current market value of the land to be leased for the Site (prior to the construction and operation of the Project);

2.2.4      a preliminary environmental assessment of the Site (prior to the construction and operation of the Project) by an independent and qualified environmental consultant.  The environmental assessment will include the current compliance status of the Site under all applicable environmental laws and identify the specific local, state and federal governmental permits and approvals that (i) have already been obtained and (ii) would additionally be required for the siting, construction and operation of the Project; and

2.2.5      a preliminary interconnection and power marketing study from an independent and qualified energy consultant.  The study will (i) identify requirements for interconnection between the Project and the local electrical utility transmission grid, (ii) determine any necessary grid capacity upgrades for such interconnection and (iii) recommend a commercial strategy for power sales, either on a merchant basis or under long-term power sales contracts.

2.3           Shenyang's Deliverables.

2.3.1      Shenyang shall endeavor to cause Turbine Supplier and Construction Contractor to prepare at their own cost preliminary engineering, manufacturing and construction technical studies and cost estimates in connection with the expected wind turbine and construction services supply to the Project.   Such studies and analysis shall form the basis of the preliminary draft Turbine Supply Agreement and Construction Contract and other related technical specifications and pricing terms and Shenyang shall endeavor to cause such studies and analysis to be delivered to USREG Wind promptly after the Initial Effective Date.

2.3.2      Shenyang shall endeavor to cause to be provided to USREG Wind draft Turbine Supply Agreement and Construction Contract promptly after the Initial Effective Date.  Notwithstanding the foregoing, the Parties acknowledge that such the delivery of the draft contracts, and the related cost estimates and work scope proposals, will be contingent on the preliminary understandings of the Parties as to the location and number of towers, the type of turbines to be supplied, wind density, and other technical matters to be reflected in such draft contracts. The Parties agree that the terms of the Turbine Supply Agreement and Construction Contract are subject to negotiation.

2.4           Termination.  If either Party is not satisfied with the results of its due diligence review in its sole discretion, then such Party may terminate this Agreement by notice to the other Party at any time, subject to the survival of the confidentiality provisions in Section 3.7 and the other provisions of Article 3.

2.5           Decision Making.  Prior to the execution and delivery of the Definitive Agreements, all decisions regarding the development of the Project shall be formulated, made and implemented by USREG Wind; provided, that Shenyang is promptly informed of material development regarding the same.

2.6           Development Costs.  During the Term, each Party will be responsible for its own internal costs and that of its affiliates and Representatives, including staff remuneration and general administrative expenses.  Neither Party shall contract or otherwise agree to incur any third-party services or costs on behalf of the other Party without the express agreement of the other Party with respect to payment of such services and costs.  Both Parties shall be free to retain its own external legal, tax, accounting, financing, and engineering advice at it's own expense without reimbursement at any time from the other Party.

2.7           Meetings.  Each Party shall appoint a Technical Team Leader and a Financial Team Leader.  During the first week of November, 2009, the Technical Team Leaders and the Financial Team Leaders shall endeavor to meet at the offices of Shenyang in Shenyang, China for the purpose of conducting due diligence and negotiating the structure of the Project.  During the second week of November, 2009, the Technical Team Leaders and the Financial Team Leaders shall endeavor to meet at the offices of USREG Wind's manager, Texas Wind Management LLC. in Austin, Texas for the purpose of conducting due diligence and negotiating the structure of the Project and the form of the Definitive Documents.

ARTICLE 3.

OTHER TERMS AND CONDITIONS

3.1           Conditions Precedent.  In addition to completion by each Party of a satisfactory due diligence review as contemplated by Section 2.1, the entering into force of the Definitive Agreements and the Project shall be subject to (a) the negotiation and mutual execution and delivery of the Definitive Agreements, which shall then constitute legally binding obligations of the Parties; and (b) the prior formal approval of such Party's governing body, which may be denied in such body's sole discretion.

3.2           Termination Date; Exclusivity.

3.2.1      The "Termination Date" of this Agreement shall be the earlier of (i) the mutual execution and delivery of the Definitive Agreements, (ii) the unilateral decision of either Party or mutual agreement of the Parties to terminate this Agreement, including the irrevocable mutual termination of all negotiations related to this Agreement, or (iii) December 22, 2009 (the "Deadline"), if the Definitive Agreements are not executed and delivered on or prior to such date.  Such extension shall be documented in a mutually acceptable written amendment to this Agreement.  If the Parties cannot complete negotiations or agree to extend the Termination Date by the Deadline, then this Agreement shall terminate, subject to the survival of the confidentiality provisions set forth in Section 3.7 and the other provisions of Article 3.

3.2.2      In consideration of the substantial expenditure of time, effort and expense to be undertaken by Shenyang, USREG Wind hereby undertakes and agrees that, during the Term it will not (or authorize or permit any of their respective Representatives) to, take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any person (i) to engage in any Alternate Transaction, (ii) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Alternate Transaction or (iii) to furnish or cause to be furnished any information with respect to the Project to any person (other than as contemplated by this Agreement) who USREG Wind, or any such affiliate or Representative, knows or has reason to believe is in the process of considering any Alternate Transaction.  If USREG Wind or any such affiliate or Representative receives from any person any offer, inquiry or informational request referred to above, USREG Wind will promptly, orally and in writing, advise Shenyang of such offer, inquiry or request and deliver a copy of such offer, inquiry or request to Shenyang.  An "Alternate Transaction" shall mean (i) any joint venture, partnership, investment, financing, acquisition or other transaction(s) involving the Project similar to those contemplated in this Agreement or any of the Definitive Agreements, or (ii) any other transaction that could have an adverse impact on Shenyang's ability to consummate the Transaction as set forth herein.

3.2.3      Nothing in this Agreement shall be construed to prohibit or restrict Shenyang or its affiliates or their respective investors from pursuing or entering into business relationships with any entity other than USREG Wind, whether or not for a project similar to or correlated with the Project, in any location other than the proposed Site.

3.3           Preliminary Obligations Only.  This Agreement is intended to be a summary evidencing the preliminary obligations of the Parties with respect to the Transaction as reflected in discussions between the Parties and their Representatives to date and it is expressly understood that (a) this Agreement is not intended to, and does not, constitute an agreement to consummate the Transaction or to enter into Definitive Agreements, and (b) the Parties hereto will have no rights or obligations of any kind whatsoever relating to the Transaction or compensation by virtue of this Agreement or any other written or oral expression by their respective Representatives unless and until Definitive Agreements have been executed and delivered; provided that each Party's obligations to negotiate Definitive Agreements in good faith in accordance with Article 1.1, and the other obligations set forth in Articles 2 and 3 of this Agreement are binding during the Term.  Efforts by either Party to complete due diligence, negotiate any contract, negotiate or obtain financing, or work on Project development activities will not be considered as evidence of intent by either Party or its affiliates to be bound by or to otherwise enter into any Definitive Agreement or to consummate the Transaction or a similar transaction.  Reliance by either Party on the consummation of a potential transaction prior to the execution and delivery of Definitive Agreements shall be at that Party's risk and shall not give rise to liability arising in contract, tort, promissory estoppel or otherwise.  This paragraph supersedes any other conflicting statement made by any Representative of either Party.

3.4           Expenses.  Whether or not the Transaction is consummated and Definitive Agreements are executed, each Party will pay its own costs and expenses, including all consulting, legal, and accounting fees, incurred in connection with (a) the preparation and negotiation of this Agreement and any Definitive Agreements; and (b) each Party's respective due diligence investigations.

3.5           No Liability.  Neither Party shall be liable to the other for incidental, indirect, consequential or punitive damages resulting from or arising out of this Agreement, including without limitation loss of profits, business opportunity or business interruption, regardless of how such damages were caused, whether by sole, joint or concurrent negligence of either Party.  The Parties' rights and obligations under this Section 3.5 shall survive termination of this Agreement.

3.6           Press Releases.  Promptly after mutual execution and delivery of this Agreement, the Parties may jointly prepare a mutually agreeable press release for distribution by either Party.  All press releases shall be subject to mutual agreement of the Parties.

3.7           Confidentiality.

3.7.1      To facilitate discussions, upon execution of this Agreement, each Party may provide to the other Party information, including technical, operational, procedural and other information, data, feasibility studies, Consultant Information, surveys, billing rate schedules, design studies, correspondence, orders, proceedings and other material information related to the Project, the Parties and any of their subsidiaries or affiliates, whether in writing, electronic format or otherwise (collectively, the "Confidential Information").  From the date of this Agreement until the second anniversary of such date, each Party shall, and shall cause its Representatives to, receive and maintain in confidence, and use only as necessary for purposes of its activities contemplated by this Agreement and not reveal to any other person (other than its Representatives who are actually performing its activities contemplated by this Agreement), any Confidential Information.  Each Party will ensure that each Representative to whom such disclosure is made adheres to the terms of this Agreement as if that representative had directly agreed to undertake the same terms.  Each Party will be responsible for any breach of the terms of this Agreement by any of its Representatives.

3.7.2      The obligation to maintain confidentiality shall not apply to (i) information that becomes generally available to the public without breach of any confidentiality obligation owed to any of the Parties or their respective Representatives, (i) information previously known to such Party prior to its receipt from the other Party, (iii) information which is made available to such Party by a third party who was under no obligation of confidentiality with respect to such information or (iv) disclosure as required by law, government agency or any recognized stock exchange.

3.7.3      Upon the disclosure of any Confidential Information pursuant to clause (b), the disclosing Party shall notify the other Party of such required disclosure as soon as possible (but in no event longer than one Business Day) following the request for the information so that the other Party may seek to resist, narrow the scope or waive the request or seek to obtain confidential treatment of the information so disclosed.  Each Party will inform the other Party of the means, content and timing of such disclosure prior to such disclosure being made.

3.8           Notices.  Ordinary course business communications in connection with the performance of this Agreement may be given electronically, by fax, by mail or any other comparable means, but any such communication will be deemed received only upon actual receipt.  Any other notice, communication and delivery under this Agreement (including one of default or termination): (a) will be made in writing signed by the Person making it; (b) will specify the Section to which it relates; (c) will be delivered only (i) in person, (ii) by nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, or (iii) by fax and with a confirming copy sent by a nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery; (d) unless given in person, will be given to the address specified below; (e) will be deemed given (i) if delivered in person, on the date of personal delivery, (ii) if sent by nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent, or (iii) if sent by fax with a copy sent by a nationally recognized Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent; and (f) will be deemed received (i) if delivered in person, on the date of personal delivery, (ii) if sent by nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent, and (iii) if sent by fax and with a confirming copy sent by a nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent.  The Person giving the notice will pay all delivery costs.  The addresses and the requirements for copies are as follows:

If to USREG Wind, to:

United States Renewable Energy Group, LLC
3953 Maple Avenue
Suite 200
Dallas, Texas 75219
Attention: Cappy McGarr

with a copy to:

Ed Cunningham
13712 Overland Pass
Austin, TX 78738
Cielo Wind Power, LP
823 Congress Avenue, Suite 500
Austin, Texas 78701
Attention: Mr. Joseph J. Stark, Jr.
Phone: 512.440.0305
Fax:  512.440.0277

If to Shenyang, to:

Shenyang Power Group Company Limited
c/o A-Power Energy Generation Systems Ltd.
No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning Province, China 110021
Telephone: 86-24-85617888
Facsimile: 86-24-85830606
Attention: John S. Lin

with a copy to:

Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036
Telephone: (212) 626-4886
Facsimile: (212) 310-1627
Attention: Ata Dinlenc, Esq.

Notice will be given to such other representatives or at such other addresses as a Person may furnish to the other Persons entitled to notice pursuant to the foregoing.  If notice is given pursuant to this Section of a permitted successor or assign of a Person, then notice will thereafter be given as set forth above also to such successor or assign of such Person.

3.9           Jurisdiction; Service of Process.  All actions or Proceedings relating to this Agreement (whether to enforce a right or obligation or obtain a remedy or otherwise will be brought solely in the state or federal courts located in the Midland, Texas.  Each Party hereby unconditionally and irrevocably consents to the jurisdiction of those courts and waives its rights to bring any action or Proceeding against the other Party except in those courts.  Process in any action or Proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.  Each Party irrevocably waives any right to a jury trial with respect to any matter arising out of or in connection with this Agreement.  If any Party seeks to enforce its rights under this Agreement by joining another Person to a Proceeding before a jury in which the third party is a party, the Parties will request the court to try the claims between the Parties without submitting the matter to the jury.

3.10           Entire Agreement and Modification.  This Agreement (a) supersedes all prior or contemporaneous agreements or understandings, oral or written, between the Parties with respect to the subject matter hereof and (b) constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to their subject matter.  This Agreement may not be amended except by a written agreement executed by the Parties.

3.11           Assignments, Third Parties.  Neither Party may assign or transfer (by contract, merger, operation of law or otherwise) any of it rights, duties or obligations in this Agreement without the prior written consent of the other Party.  Subject to the foregoing sentence, this Agreement shall be binding on and inure to the benefit of each Party's permitted successors and assigns. Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the Parties hereto any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties hereto and their respective permitted successors and assigns.

3.12           No Third Party Rights.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and assigns.

3.13           Governing Law.  This Agreement, including issues arising out of or related to this Agreement, will be governed by the laws of the State of Texas, without regard to that body of law relating to conflict of laws.

3.14           Relationship of the Parties.  Nothing contained herein or in the title of this Agreement creates or shall be deemed to create any relationship of partnership, joint venture or agency between the Parties for any purpose, nor shall any similar relationship be deemed to exist between them.   No joint venture entity or other legal entity is created by this Agreement.   No Party shall have the right to represent the other Party or to enter into any commitment or agreement on behalf of the other Party without such Party's prior specific written consent.

[signatures are on next page]

DULY EXECUTED BY the Parties on as of the date first written above.

United States Renewable Energy Group Wind Partners I, LLC

By:	Texas Wind Management LLC its Manager

By:
	Name:	Joseph J. Stark, Jr.
	Title:	Vice President

Shenyang Power Group Company Limited
By:
Name:	Jinxiang Lu
Title:	Chief Executive Officer